Filing under Rule 425 under the Securities Act

of 1933 and deemed filed under Rule 14a-12 of

the Securities Exchange Act of 1934

Filed by: Pershing Square Capital Management, L.P.

Subject Company: Valeant Pharmaceuticals International, Inc.

SEC File No. of Valeant Pharmaceuticals International, Inc.: 001-14956

Pershing Square Capital Management, L.P. Calling for a Special Meeting of Allergan Shareholders July 17, 2014

Legal Disclaimer
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to Pershing
Square Capital Management, L.P.’s (“Pershing Square”)  solicitation of written requests to call a special meeting of shareholders of Allergan, Inc.
(“Allergan”) in connection with the proposal which Valeant Pharmaceuticals International, Inc. (“Valeant”) has made for a business combination transaction with Allergan. In furtherance of this proposal and subject to future developments, Pershing Square has filed a definitive solicitation statement with the Securities and Exchange Commission (the “SEC”) on July 11, 2014 (the “solicitation statement”), Valeant has filed a registration statement on Form S-4 (the “Form S-4”) and a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer materials) with the SEC on June 18, 2014 (together with the Form S-4, the “Schedule TO”),  and a preliminary proxy statement on June 24, 2014 with respect to a meeting of Valeant shareholders.  Pershing Square and Valeant (and, if a negotiated transaction is agreed, Allergan) may file one or more solicitation statements, registration statements, proxy statements, tender or exchange offer documents or other documents with the SEC. This communication is not a substitute for the solicitation statement, the Schedule
TO, or any other solicitation statement, proxy statement, registration statement, prospectus, tender or exchange offer document or other document
Pershing Square, Valeant and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY
HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE SOLICITATION STATEMENT, PROXY STATEMENT(S),
REGISTRATION STATEMENT, PROSPECTUS, TENDER OR EXCHANGE OFFER DOCUMENTS AND OTHER DOCUMENTS FILED WITH
THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT
INFORMATION ABOUT THE PROPOSED TRANSACTION. The solicitation statement is currently being mailed to stockholders of Allergan.  Any definitive solicitation statement or proxy statement(s) or definitive tender or exchange offer documents (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable.  Investors and security holders will be able to obtain free copies of the solicitation statement and the Schedule TO and will be able to obtain free copies of these other documents filed with the SEC by Pershing Square and/or
Valeant through the web site maintained by the SEC at http://www.sec.gov.
Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with
Allergan is available in the solicitation statement.  The solicitation statement can be obtained free of charge from the sources indicated.

Legal Disclaimer (Cont.)
The information in this presentation is for informational purposes only, and this presentation shall not constitute an offer to sell or a solicitation of an offer to purchase any security or investment product, nor does it constitute professional advice. This presentation and the information contained herein is not investment advice or a recommendation or solicitation to buy or sell any securities. All investments involve risk, including the loss of principal. Pershing Square recognizes that there may be confidential information in the possession of the companies discussed in this presentation that could lead these companies to disagree with Pershing Square’s conclusions. The information contained in this presentation is subject in all respects to the disclosure set forth in the reports filed by Allergan and Valeant with the SEC. Except where otherwise indicated, the information in this presentation speaks only as of the date of this presentation. Permission to quote third-party reports in this presentation has been neither sought nor obtained, nor was consent obtained or sought with respect to third party statements referenced in this presentation.
This presentation is not all inclusive and may not contain all of the information that you require in order to evaluate Allergan and Valeant and the transactions described in this presentation. You should review Valeant’s and Allergan’s most recent annual and quarterly reports and other reports filed by Valeant and Allergan with the SEC. You should rely on your own independent analysis to assess the accuracy and completeness of all information contained herein.  No representation, warranty or undertaking, expressed or implied, is or will be made and no responsibility or liability is or will be accepted by Pershing Square or its affiliates or associates, or any of their respective directors, officers, employees, agents, shareholders or advisors, as to, or in relation to, the accuracy or completeness of the information contained in the presentation, or any other information, errors therein or omissions therefrom.
By presenting this information, none of Pershing Square or its affiliates or associates, or any of their respective directors, officers, employees, agents, shareholders or advisors, is providing investment, legal, tax, financial, accounting or other advice to you or to any other party. None of Pershing
Square or its affiliates or associates, or any of their respective directors, officers, employees, agents, shareholders or advisors, is acting as an advisor or fiduciary in any respect in connection with providing this information.
Funds managed by Pershing Square and its affiliates are invested in Allergan common stock and other securities. Pershing Square manages funds that are in the business of trading – buying and selling – securities and financial instruments. It is possible that there will be developments in the future that cause Pershing Square to change its position regarding Allergan, Valeant and the proposed Valeant-Allergan business combination. Pershing
Square may buy, sell, cover or otherwise change the form of its investment in Allergan for any reason. Pershing Square hereby disclaims any duty to provide any updates or changes to the analyses contained here including, without limitation, the manner or type of any Pershing
Square investment.

Legal Disclaimer (Cont.)
Non-GAAP Financial Measures
This presentation includes certain non-GAAP financial measures, including but not limited to cash net income and EBITDA (collectively, “non-
GAAP financial measures”). These non-GAAP financial measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with GAAP. Pershing Square believes that the presentation of these financial measures enhances an investor’s understanding of Valeant’s and Allergan’s financial performance. Pershing Square further believes that these financial measures are useful financial metrics to assess operating performance from period to period by excluding certain items that it believes are not representative of
Valeant’s and Allergan’s respective core businesses. Pershing Square also believes that these financial measures provide investors with a useful tool for assessing the comparability between periods of Valeant’s and Allergan’s respective abilities to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures. Pershing Square believes these financial measures are commonly used by investors to evaluate companies’ performance. However, the use of these non-GAAP financial measures in this presentation may vary from that of other companies in Valeant’s and Allergan’s industry. These non-GAAP financial measures should not be considered as alternatives to performance measures derived in accordance with GAAP.

Legal Disclaimer (Cont.)

This presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding Valeant’s offer to acquire Allergan, Valeant’s financing of the proposed transaction, Valeant’s or Allergan’s expected future value and performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operation results, strategy and plans.  Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,”
“opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions and include but are not limited to beliefs expressed regarding future performance. These statements are based upon the current expectations and beliefs of Pershing Square and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in Valeant’s and/or Allergan’s most recent annual or quarterly reports filed with the SEC and the Canadian Securities Administrators
(the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA.
Important factors that could cause actual results to differ materially from the forward-looking statements we make in this presentation are set forth in other reports or documents that Valeant and/or Allergan file from time to time with the SEC or the CSA, and include, but are not limited to:
the ultimate outcome of any possible transaction between Valeant and Allergan, including the possibilities that Valeant will not pursue a transaction with Allergan and that Allergan will reject a transaction with Valeant;
if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;
the effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans the effects of governmental regulation on Valeant’s and Allergan’s business or potential business combination transaction;
ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis;
Valeant’s and Allergan’s ability to sustain and grow revenues and cash flow from operations in their respective markets and to maintain and grow their respective customer bases, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;
the impact of competition from other market participants;
the development and commercialization of new products;
the availability and access, in general, of funds to meet Valeant’s and Allergan’s debt obligations prior to or when they become due and to fund their operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;
Valeant’s and Allergan’s ability to comply with all covenants in their respective indentures and credit facilities any violation of which, if not cured in a timely manner, could trigger a default of their respective other obligations under cross-default provisions; and
the risks and uncertainties detailed by Valeant and Allergan with respect to their respective businesses as described in their respective reports and documents filed with the SEC.
All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof.  None of Pershing Square or any of its affiliates or associates, or any of their respective directors, officers, employees, agents, shareholders or advisors undertakes any obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect actual outcomes.

Executive Summary
There are two principal reasons we are calling for a
special meeting
1) To fix the special meeting provisions in Allergan’s bylaws, which are unduly onerous and anti-shareholder
2) To remove directors and propose the appointment of new
directors  who will engage with Valeant on its compelling
and certain offer to acquire Allergan at a 50%+ premium to
Allergan’s unaffected share price

I
A Special Meeting is Warranted Given Allergan’s Record of Poor
Corporate Governance
The Current Offer Justifies Board Engagement and Meets Investors’
“Asking Price”
The Valeant Offer Satisfies the Prevailing M&A Proxy Fight Analytical Framework
Investors and Research Analysts Are Confident in Valeant’s Operating Model
and the Strategic Combination
Risks in Allergan’s Business Model
Allergan’s History of Poor Cost Management
Allergan’s Poor Track Record of Allocating Capital
II
III
IV
V
VI
VII
Table of Contents
Allergan’s Shareholder Unfriendly Compensation Policies
VIII
We Believe There is Significant Downside to Allergan’s Standalone Stock Price
IX

I. A Special Meeting is Warranted Given Allergan’s Record of Poor Corporate Governance 7

To date, Allergan’s board has responded extremely
poorly to Valeant’s highly compelling and certain offer
Has refused to engage with Valeant
Has refused to meet with Pershing Square, Allergan’s
largest shareholder, without management present
Has attacked Valeant’s business model and management
with claims unsupported by factual evidence
A Special Meeting is Warranted Given Allergan’s
Record of Poor Corporate Governance

Members of the board of directors of a Delaware
corporation faced with a takeover bid are required to
inform themselves of all material information about a
transaction and then act with care in evaluating it
By failing to authorize the board’s advisors to meet with
Valeant to address any of the board’s stated concerns
about Valeant, the board and its advisors have failed to
do properly consider the Valeant transaction
A Special Meeting is Warranted Given Allergan’s
Record of Poor Corporate Governance (Cont.)
The board’s actions have deprived shareholders of the
opportunity to consider this offer

This board’s recent behavior is consistent with
Allergan’s past poor corporate governance
Shareholders deserve the right to elect a board who will
protect their interests as owners of the company
Shareholders also deserve the right to call a special
meeting free of onerous provisions and impediments
We have proposed a special meeting, which Allergan has
sought to suppress, to enfranchise shareholders
A Special Meeting is Warranted Given Allergan’s
Record of Poor Corporate Governance (Cont.)

ISS 2014 US Proxy Voting Guidelines:
“In terms of day-to-day governance, shareholders may lose an important right—
the ability to remove directors or initiate a shareholder resolution without having to wait for the next scheduled meeting—if they are unable to call a timely special meeting.  Shareholders could also be powerless to respond to a beneficial offer if a bidder cannot call a special meeting.
Over the past few years…companies have responded to shareholder resolutions seeking the right to call special meetings by offering management proposals with stricter requirements…Such restrictions can be used as anti-takeover devices-
impeding the removal of incumbent board members or delaying a takeover attempt of the company—and, therefore, run counter to the stated intention of allowing shareholders to call special meetings.”
“Limitations on written consent are clearly contrary to shareholder interests…
Beneficial tender offers may also be precluded because of a bidder’s inability to take action by written consent.”

ISS Supports Special Meeting and Written Consent Rights as
Important Tools for Empowering Shareholders to Respond to
Attractive Offers

“But the value of a shareholder meeting is precisely that it provides a definitive, authentic, and unassailable answer to the question of what shareholders want.
Not every shareholder is in agreement on every issue, to be sure—but shareholders in general, and institutional shareholders in particular, accept that the shareholder vote is the premier mechanism for the owners of the company to settle significant questions about the company’s future.”
“Engagement can be a very effective mechanism for providing the board with insight; for settling complex questions about the company’s future, however, it lacks the definitive authority of the shareholder vote itself.”
ISS analysis on Darden Restaurants (April 24, 2014):
ISS recommendation: FOR the Consent to Request a Special Meeting

ISS Supports Special Meeting and Written Consent Rights as
Important Tools for Empowering Shareholders to Respond to
Attractive Offers (Cont.)

25% of the vote required
Timing restrictions
Unduly onerous disclosure
requirements to make request
Restrictions on “similar items”
Restriction on stock sales by
shareholders requesting a
special meeting

2012
Shareholder
Proposal
(% of votes cast)
(1)
Call special meetings with
10% of the vote
(55.3%)
2013 2014
Mgmt Rec.
ISS Rec.
Right to act by
written consent
(50.2%)
Separation of
Chairman / CEO
(50.5%)
AGAINST AGAINST AGAINST
FOR FOR FOR
Placed on ballot a year later but
with substantial restrictions
Placed on ballot a year later but
with substantial restrictions
No action taken, to date
Mgmt
Response
25% of the vote required
Timing restrictions
Restrictions on “similar
items”
N/A
Restrictions
(1) Votes FOR as % of votes [FOR + AGAINST]
GL Rec.
FOR FOR FOR
Allergan has Used Procedural Restrictions to
Neuter Mechanisms for Shareholder Action

Allergan’s Special Meeting Provision Provides a
Heavily Restricted Right
Requirement for shareholders themselves to become
RECORD OWNERS
Special meetings may not consider any “Similar Items” covered at a meeting in the previous year
By which the Allergan board seeks to PROHIBIT THE ELECTION OF NEW
DIRECTORS at a special meeting, even if current Allergan directors are removed (1)
Unduly onerous disclosure requirements (with ongoing duty to update) for requesting shareholders (e.g., 2-year trading data, relationships with AGN employees and competitors)
Highly unusual requirement for Cede & Co. to itself submit individual signed meeting requests (rather than granting the usual omnibus proxy)
The board determines, in sole discretion, whether meeting requests are compliant
(1) A shareholder derivative lawsuit is pending in Delaware challenging the Allergan board’s attempted application of “Similar Items” to replacing directors
(In
re Allergan,
Inc. Stockholder Litigation).
To frustrate shareholder action, Allergan designed unnecessary restrictions to calling a special meeting

25% of the voting power of the company’s common stock required to request a special meeting
The meeting request must be “IN PROPER
FORM”,
meaning the
requesting shareholders must make certain concessions including:
Representations that they INTEND TO HOLD THEIR SHARES through the date of the special meeting
Acknowledgements that a sale of their Allergan shares prior to the meeting date will constitute a corresponding reduction of shares in support of the special meeting request, even if shares are repurchased prior to the meeting
Shareholders requesting the special meeting must continue to hold at least of the company’s shares until the special meeting date or the meeting may be cancelled

Allergan’s Special Meeting Provision Provides a
Heavily Restricted Right (Cont.)
To frustrate shareholder action, Allergan designed unnecessary restrictions to calling a special meeting
25%

Allergan’s Special Meeting Provision Provides a
Heavily Restricted Right (Cont.)
Allergan’s special meeting timing restrictions effectively limit the special meeting window to only one meeting per year within a narrow three and one half-month period
Allergan’s board can delay a special meeting by up to 120 days from the date requested
No requests are allowed from 90 days prior to the anniversary of the previous
AGM until the adjournment of the next AGM
Illustrative Timeline:
Oct Aug Sep Jun Jul
May 7:
Assumes request is
made the first day
after the AGM
Nov Dec Jan Mar Apr May Feb
Management can delay
up to 120 days
Special meeting
window
May 6:
Anniversary of
previous AGM
90-days prior to
anniversary of AGM
Solicitation period:
a. ~2 weeks for SEC
clearance
b. ~4 weeks for proxy
solicitation
~3.5 months
To frustrate shareholder action, Allergan designed unnecessary restrictions to calling a special meeting

Allergan’s bylaws as written provide onerous burdens
There are, however, misperceptions that need to be addressed
Shareholders are required to represent that they intend to hold shares through the special meeting
Shareholders are still permitted to sell their shares after
announcing their intention to hold them, but any shares sold will not count towards the 25% requirement to call a special meeting
While the sale of a share revokes that share from the special meeting solicitation, the remainder of that investor’s position will continue to qualify in support of the meeting
Misperceptions Regarding Calling a
Special Meeting

25% of the company’s shares are required to request a record date to act by written consent
Similar unduly onerous disclosure requirements (with ongoing duty to update) for requesting a record date as those to request a special meeting
Action by written consent cannot cover “Similar Items” considered at a meeting in the previous 12 months, including the election of directors, or any business to be presented at a meeting to be held within 90 days
No consents can be dated or delivered until 90 days after delivery of the request for a record date
Stockholders cannot act by written consent if the Allergan board calls a meeting to present a substantially “Similar Item”
A special meeting will allow shareholders to remedy these
problematic governance provisions as quickly as possible
Allergan’s Written Consent Provision Provides the
Illusion of Shareholder Rights

On April 22
nd
, the same day that Valeant first announced its proposal,
Allergan adopted a poison pill that limits shareholder communication
On June 6
th
, Pershing Square asked Allergan to clarify, among other
things, that the solicitation and receipt of proxies would not trigger the pill
In Allergan’s June 11
th
reply, Allergan refused to respond directly on
this issue
Only after Pershing Square commenced an action in Delaware court regarding this issue did management confirm that the solicitation of proxies and certain related activities would not trigger the pill
Allergan’s Board has Taken Steps to Obstruct a
Special Meeting
Allergan’s board and management used ambiguity regarding the poison pill to discourage the solicitation of proxies

Allergan shareholders must comply with a series of up
to four procedural steps, each requiring extensive
disclosure and documentation, to submit a request to
call a special meeting
The Allergan board has launched a revocation campaign
against calling a special meeting
To support a revocation, shareholders need only submit
a simple proxy card providing their name and checking a
box in one step
Allergan’s Board has Taken Steps to Obstruct a
Special Meeting (Cont.)
It takes up to four procedural steps to call a special meeting but only one step to support a revocation
Steps
4
1
Allergan management is soliciting against a fundamental right it has supposedly granted shareholders

Allergan states that the distraction and time and financial cost of holding a meeting are the reasons why a special meeting should not be held
These costs would go away if Allergan would immediately engage with Valeant regarding the proposed transaction

Allergan’s Argument Against Holding a
Special Meeting
Allergan Schedule 14A filed July 15, 2014

Allergan has Ignored its Own
Corporate Governance Guidelines
Despite this clearly stated guideline, Allergan has refused any opportunity to discuss the
Valeant proposal with the lead independent director without Mr. Pyott being present
Pershing Square first requested a discussion with Mr. Gallagher on April 23  .  Allergan complied but included Mr. Pyott on the call
During the call, Mr. Ackman requested a meeting with Mr. Gallagher in executive session, which Mr. Gallagher rejected
Mr. Ackman proposed a subsequent conversation with Mr. Gallagher, but Mr. Gallagher refused to provide any contact details
Mr. Ackman offered to speak with Mr. Gallagher with the board’s counsel present, but Mr.
Gallagher again refused
On May 13
th
, Mr. Pyott told Mr. Ackman that he was the only member of the board authorized to speak with shareholders
[Emphasis added]
—
Allergan’s 2014 proxy supplement
—
Allergan’s 2014 proxy statement
rd

Shareholder proposal passed
at 2014 AGM to separate
CEO/Chairman roles
Lengthy tenure may
impact independence and
objectivity
No “skin in the game”,
limited alignment with
investors
(1) ISS recommended AGAINST the re-election of Mr. Gallagher at the 2014 AGM for failing as Corporate Governance and Compliance Committee Chair to fully implement a shareholder proposal that received majority support at the 2013 AGM to amend the corporate charter to allow shareholders to act by written consent.  Although the Board did include such a proposal at the 2014 AGM, it included a restriction limiting agenda items and a requirement that 25 percent of the outstanding shares are required to request a record date.
(1)
Members of Corporate Governance
Committee received lower than average
shareholder support at the 2014 AGM
Allergan’s Board is Characterized by Long Tenures,
Low Stock Ownership, and Weak Governance
Shares Held Committees 2014 AGM
Name Title
Board
Tenure (Y) Age
Shares
(000's) % O/S
Audit /
Finance
Corp.
Gov.
Org. &
Comp.
Sci. &
Tech. % Votes ISS Rec. GL Rec.
David E.I. Pyott CEO / Chairman 16 60 234.2 <0.1% 91.4% FOR FOR
Michael R. Gallagher Lead Director 16 68 39.2 <0.1% C C 66.7% AGAINST AGAINST
Deborah Dunsire, M.D. Director 8 51 38.0 <0.1% M M 95.0% FOR FOR
Trevor M. Jones, Ph.D. Director 10 71 7.5 <0.1% M C 88.5% FOR AGAINST
Louis J. Lavigne, Jr. Director 9 65 20.0 <0.1% M M 94.9% FOR FOR
Peter J. McDonnell, M.D. Director 1 55 5.6 <0.1% M M 88.3% FOR AGAINST
Timothy D. Proctor Director 1 64 5.6 <0.1% M M 94.0% FOR FOR
Russell T. Ray Director 11 66 27.2 <0.1% C M 94.2% FOR FOR
Henri A. Termeer Director 0 68 2.5 <0.1% M M
95.0%
FOR FOR
Source: Name, title, tenure, age and committees per Allergan’s proxy statement filed with the SEC March 26, 2014; Shares held per FactSet; ISS recommendation per April 23, 2014 ISS report; Glass Lewis recommendation per April
13, 2014 Glass Lewis report; and vote results per Allergan’s Form  8-K filed with the SEC May 9, 2014.

ISS Has Identified a High Possibility of
Governance Risk at Allergan

Source: Institutional Shareholder Services.
(1)         May 28, 2014 ISS Governance QuickScore Profile.
This May, ISS awarded Allergan a governance QuickScore of 8, indicating a HIGH POSSIBLILITY OF GOVERNANCE RISK
(1)
The board did not adequately address a shareholder proposal supported by the majority of shares voted
ISS recommended AGAINST the re-election of Mr. Gallagher at the 2014 AGM for failing as Corporate Governance and Compliance Committee Chair to fully implement the
2013 shareholder proposal to allow action by written consent; Gallagher received
33.3% withhold votes
8 of 9 of directors received shareholder approval rates below the average (95%) level at the most recent shareholder meeting
3 directors received below 90% of the vote
3 of 8 of the non-executive directors on the board have lengthy tenure
The roles of Chairman and CEO have not been separated even though a majority of shareholders voting approved a proposal to separate at Allergan’s 2014 AGM
Shareholder rights (9 /10; 10 is the lowest ISS ranking)
The company has a poison pill in effect with a 10% trigger threshold
25% of share capital is needed to convene a special meeting or act by written consent
Board structure (10 /10; 10 is the lowest ISS ranking)
There are material restrictions on shareholders’ right to call special meetings or act by written consent

The existence of a poison pill makes it impossible for shareholders to take advantage of Valeant’s exchange offer for Allergan shares
Without a special meeting, Allergan’s board could disenfranchise shareholders on this transaction until the company’s next AGM
Allergan could delay the company’s 2015 AGM beyond next May
In the meantime, we believe there is significant risk to shareholder value at Allergan
Valeant may be forced to or choose to abandon the transaction
Allergan’s board could take value-destructive actions to thwart the
Valeant offer
The special meeting provides shareholders an important
opportunity to:
Create a path to completion of a compelling offer
Rectify onerous bylaw and charter provisions that disenfranchise shareholders
Why a Special Meeting is Necessary to Protect
Shareholder Rights

At the Special Meeting, shareholders can vote to remove
Allergan directors
Pershing Square will propose to remove six of Allergan’s nine directors, to be replaced with new candidates Pershing Square has identified
If the Allergan board refuses to appoint these new directors, shareholders of 10% or more can seek a summary election
§223
(c) provides in relevant part:
A Viable Path to Effect a Deal

at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board (as constituted immediately prior to any such increase), the Court of
Chancery may, upon application of any stockholder or stockholders holding at least ten percent of the voting stock . . . summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office . . . ”
“If,
under Delaware General Corporation Law § 223 (c)

Receipt of 25%+ support for the special meeting will put
pressure on the board to engage with Valeant
A director’s removal is not just embarrassing but permanently impairs the removed director’s “career” as a public company
director
Because negotiating the best price for Allergan with Valeant and other possible buyers could take several months, we
would be prudent to begin negotiations shortly
In our experience, when boards see the writing on the wall,
they do the right thing
A More Sensible Path to Get There Sooner…

Allergan shareholders get paid sooner
Reduces shareholder exposure to Allergan operational and
deal risk
Reduces risk of financing and equity market instability
An executed merger agreement legally binds Valeant
Allergan will likely have a fiduciary out in a merger agreement so alternative deals are still possible
Compelling Reasons for Near-Term Engagement

Betsy Atkins (61) Chief Executive Officer of Baja LLC
Cathleen P. Black (70) Senior Advisor at RRE Ventures LLC
Pershing Square is Proposing a Slate of Qualified and
Independent Nominees to Protect Shareholder Interests
Fredric N. Eshelman (65) Principal of Eshelman Ventures, LLC
CEO of Baja LLC, an independent venture capital firm focused on technology, renewable sciences, and sciences, since 1994
Co-founded several successful high tech and consumer companies, including Ascend Communications, which was sold to
Lucent Technologies in 1999 for $24 billion
Formerly CEO and Chairman of Clear Standards, an on-demand enterprise energy management sustainability software company, from 2008 to 2009, at which time it was acquired by SAP AG. Former Chairman of the Board of Directors of Third
Screen Media, a company that was eventually sold to AOL
Has served as a director of Polycom, Inc. since April 1999, Schneider Electric, SA since April 2011, HD Supply Holdings, Inc.
since September 2013, and Ciber Inc. since July 2014. Formerly served on the Boards of Directors of Human Genome
Sciences Inc., HealthSouth Corporation, Vonage Holdings Inc., Towers Watson & Co., Reynolds American Inc., SunPower
Corporation, and Chico’s FAS, Inc. Has agreed she will remain on only three other boards if elected to Allergan’s board
Senior Advisor at RRE Ventures LLC, an early stage venture capital firm, since 2011, and has served on the boards of two of
RRE Ventures LLC’s portfolio companies, Yieldbot Inc. and Bark & Co Inc. She is also a board member of PubMatic, Inc.
Previously served as President of Hearst Magazines and also served as a director of the Hearst Corporation from January
1996 until late 2010. Served as President of USA Today from October 1983 until June 1991 and was a board member of the parent company, Gannett Co.
Served as a director of Vibrant Media Inc., a global leader of in-content contextual technology, from October 2012 until 2013, served as an independent director of International Business Machines Corp. from 1995 until 2010, and served as a director of The Coca-Cola Company from 1992 until 2010
Principal at Eshelman Ventures, LLC, which is a fund that invests primarily in early-stage healthcare
Served as Founding Chairman of Furiex Pharmaceuticals, Inc., a drug development company, from its founding in 2009 until the sale of the company to Forest Laboratories LLC in July 2014 for $1.5 billion. Founded Pharmaceutical Product
Development (PPD), an international contract research organization, and served as the CEO of PPD until 1989 and from
July 1990 until July 2009, Vice Chairman of its board of directors from July 1993 until July 2009, and Executive Chairman from July 2009 until its sale to private equity in 2011 for $3.9 billion. From 1989 until 1990, Dr. Eshelman was Senior Vice
President of Development at Glaxo, Inc. and served on the board of the U.S. subsidiary of Glaxo Holdings plc.
Currently serves as director on several private company boards. Served on the board of Princeton Pharma Holdings LLC from February 2008 until May 2010, when it was acquired by Valeant Pharmaceuticals International, Inc.

Steven J. Shulman (63)
David A. Wilson (73)
John J. Zillmer (58)
Pershing Square is Proposing a Slate of Qualified and
Independent Nominees to Protect Shareholder Interests
Managing Director of Shulman Ventures, Inc.
Former President and CEO of the Graduate Management Admission Council, a not-for-profit association dedicated to creating access to graduate management and professional education, a position he held from 1995 until December 2013
Has served as a Director for CoreSite Realty Corporation since 2010 and Barnes & Noble, Inc. since 2010. Served as a
Director for Terra Industries, Inc. from 2009 until 2010 and Laureate Education, Inc. from 2002 until 2007.
Worked in various capacities for Ernst & Young LLP from 1978 until 1994. Also held faculty positions at Queen’s
University from 1968 until 1970, the University of Illinois at Urbana Champaign from 1970 until 1972, the University of
Texas from 1972 until 1978, and Harvard University’s Graduate School of Business from 1976 until 1977
Former President and CEO of the Graduate Management Admission Council
Former Executive Chairman of Univar, Inc., a position he held from May 2012 until December 2012. Served as Director,
President and CEO of Univar, Inc. from 2009 to May 2012.
Served as Chairman and CEO of Allied Waste Industries, Inc. from 2005 until 2008, at which time Allied Waste Industries, Inc.
merged with Republic Services, Inc. Served as Executive VP of ARAMARK Corporation from 2000 until 2004
Has served as a Director of Veritiv Corporation since June 2014, Reynolds American Inc. since 2007 and Ecolab Inc. since
2006. Has also served as Director of Liberty Capital Partners, Investment Arm, a private equity and venture capital firm specializing in startups, early stage, growth equity, buyouts, and acquisitions, since June 2004
Former President, CEO and Director of Univar, Inc.
Managing Director of Shulman Ventures Inc., a private equity firm, and has been a strategic advisor to Water Street
Healthcare Partners, a health care private equity firm, since 2008
Served as Chairman of Health Management Associates Inc. from 2013 until January 2014, and served as Chairman and
CEO of Magellan Health Services, Inc. from 2003 until 2009
Founded and was Chairman and CEO at Internet Healthcare Group, LLC, a health care services and technology venture fund, from 1999 until 2003, and served as the Chairman, President and CEO of Prudential Healthcare, Inc. from 1997-1999
Has served as Chairman of CareCentrix, Inc. since 2008, Access MediQuip, LLC since 2009, and Accretive Health, Inc.
since 2014, and has served on numerous privately held company boards

In addition to providing a forum to vote on the
proposed transaction, the special meeting will allow
shareholders the opportunity to fix Allergan’s
egregious special meeting bylaws
If Allergan’s special meeting bylaws are allowed to
stand, they will be widely promoted by “defense”
firms and will likely be widely adopted in Corporate
America

We encourage shareholders considering supporting the
Pershing Square special meeting consent solicitation to
contact D.F. King, our proxy solicitor, with any questions
about the process:
Ed McCarthy
D.F. King
(212) 269-5550
emccarthy@dfking.com

II. The Current Offer Justifies Board Engagement and Meets Investors’ “Asking Price” 33

On April 22
nd
, Valeant announces initial offer to acquire Allergan for 0.83
Valeant shares and $48.30 per share in cash
On May 12
th
, Allergan rejects initial Valeant offer
On May 27
th
, Allergan publishes presentation attacking Valeant’s
business model and management team
Allergan publishes subsequent presentations on June 10
th
and July 14
th
On May 28
th
, Valeant raises cash component of offer to $58.30 per share plus a contingent value right for DARPin
On May 30
th
, in response to investor feedback, Valeant raises cash
component of the offer to $72.00 per share and commits to not raise offer again without substantial engagement from Allergan
Valued at Valeant’s current share price, the current offer implies a ~50%+
premium to Allergan’s unaffected trading price and 23x+ EBITDA multiple
On June 23
rd
, Allergan’s board unanimously rejects Valeant’s revised bid and describes the bid as “grossly inadequate”
History of the Transaction
Pershing Square is Allergan’s largest investor with 9.7% ownership

Source: Company filings and FactSet as of 7/14/14.
Note: Mean and median values do not include proposed Allergan / Valeant transaction.
Roche / Genetech and Novartis / Alcon transactions excluded because they were multi-stage acquisitions.
(1) Total includes upfront and contingent payments at face value.
(2)
(3) AstraZeneca / MedImmune unaffected date of 4/12/07.
(4) Valeant / Allergan unaffected date of 4/10/14.
(5) Sanofi-Aventis / Genzyme unaffected date of 7/1/10.
(6) Based on most recent offer on 7/14/14.
(7) Schering financials converted using 3/23/06 exchange rate of 1.198 USD / EUR.
(8) Bayer / Schering unaffected date of 3/13/06.
(9) Pfizer / Wyeth unaffected date of 1/22/09.
(10)
Pharmaceutical M&A transactions over $15 billion in last 10 years (ranked by upfront premium paid)
(7)
(10)
(4)
(5)
(3)
(8)
(10)
(9)
The Offer is Compelling Even When Valued at Valeant’s
Current Share Price: The “Look-Through” Value of the Deal
(6)
Transaction Value Premium to Implied EV / Implied EV /
Date ($ in billions) Form of Unaffected Price
LTM Revenue
(2)
LTM EBITDA
(2)
Acquiror / Target
Announced Upfront
/
Total
(1)
Consideration Upfront
/
Total
(1)
Upfront
/
Total
(1)
Upfront
/
Total
(1)
/
4/23/07 $16 Cash 54% 11.3x NM
/
4/21/14 $53
+
CVR Cash / Stock 48%
+
CVR 7.9x
+
CVR 22.8x
+
CVR
/
2/16/11 $20
/
$24 Cash 48%
/
76% 4.8x
/
5.8x 17.9x
/
21.4x
/
6/20/14 $56 Cash & Stock 42% 10.9x 25.9x
/
3/9/09 $41 Cash & Stock 34% 2.5x 10.3x
/
3/23/06 $20 Cash 33% 2.9x 12.2x
/
1/25/09 $68 Cash & Stock 29% 2.8x 8.2x
/
2/18/14 $25 Cash & Stock 27% 6.5x 34.3x
Mean
$35 $36 38% 42% 6.0x 6.1x 18.1x 18.7x
Median $25 $25 34% 34% 4.8x 5.8x 15.0x 16.8x
Forest Laboratories LTM revenue and EBITDA pro forma for Aptalis acquisition.
Implied EV based on total transaction value including contingent payments.

Proper Way to Value the Proposed Transaction
Valued on an unaffected basis, this transaction is a merger
between a $42 billion equity market cap company, Valeant, and a
$35 billion company, Allergan
1
Allergan shareholders will own 44% of the combined company
In such a stock transaction, one cannot value the offer using the current market value of the acquirer’s common stock
Investors must use the projected value of the combined entity, considering any cost and revenue synergies, strategic benefits of the transaction, and likely changes to the multiple investors assign to the earnings of the combined company in their valuation
Compare this transaction to one where target company
shareholders will own a minimal amount of the combined
company
In that case, this logic does not apply, and investors could use the current market value of the acquirer's stock to value the offer
(1) Reflects Allergan’s market capitalization as of April 10, 2014, the day before Pershing Square began its rapid accumulation program, and Valeant’s market capitalization as of
April 21, 2014, the day before Valeant announced its bid to acquire Allergan.

Valeant management believes the transaction delivers immediate accretion of ~25% to Valeant’s 2014 EPS on a pro forma basis
(1)
We believe transaction uncertainty created by Allergan’s
obstructionism has kept Valeant’s stock price from reflecting the transaction’s benefits
We believe merger arbitrage activity has affected Valeant’s stock price
Short interest is 4x the average level prior to deal announcement
Arbitrage investors require compensation for uncertainty and time value of money
We believe Valeant’s current stock price does not reflect the anticipated value of the combined entity, including synergies, and therefore serves as a poor measure to evaluate the offer
We Believe Valeant’s Current Stock Price Does
Not Reflect the Full Value of the Offer
Based on EPS of $8.55-$8.80 standalone and $10.69-$11.00 pro forma (Valeant management estimates – May 28, 2014 and June 2, 2014, respectively).
(1)

We believe Allergan’s board has erred in using Valeant’s current stock price to value the transaction
We believe a valuation that takes into account the fair value of the combined company, of which Allergan investors will own ~44%, is the proper methodology for valuing the offer
Per Share
Cash
Consideration
Per Share
Equity
Consideration
$72
$151 $223
$10.85 x 16.8 p/e = $182 per share

Using the Fair Value of the Combined Company
Implies a Considerably Higher Offer Value
Valeant
Stock
Price
Exchange
Ratio
$182 0.83
Total
(1) Source = Management estimate, Valeant June 2 presentation
(2) Source = Management estimate, Valeant May 28 presentation
Equity Consideration
Calculation
nd
th
Pro-Forma 2014 EPS = $10.85
(1)
Blended Unaffected 2014 P/E Multiple = 16.8x
(2)

39 Independent Investment Research Validates Pershing Square’s Valuation Methodology

Independent Investment Research Validates Pershing
Square’s Valuation Methodology (Cont.)
Louise Chen, Guggenheim; “Pershing Square and VRX Getting More Aggressive on
Consummating AGN Deal”, June 2, 2014:
“We also think it is compelling that AGN shareholders can get the $180 deal they wanted now (without assuming an increase
in VRX’s stock price) and this excludes the DARPin CVR as
well as any potential upside from an increase in VRX’s stock price driven by certainty of a deal. We estimate AGN shares
could be worth as much as $225 if the Street appropriately
values the combined entity, and it would be hard for AGN to
trump this with other potential options, in our view.”

Investor View of
Value -
J.P. Morgan
Survey
(1)

J. P. Morgan’s May 16
th
– May 20
th
survey suggests investors are
seeking a $160 to $200 per share acquisition price:
Following Allergan’s May 12
th
revised long-term plan announcement,
J.P. Morgan conducted a survey of 123 Allergan investors
~77% of those surveyed believe an offer of $160-$200 per share will be sufficient
Based on the surveyed investors’ expected value of the combined company, Valeant’s current offer is worth $188-$221
Combined Company
Stock Price
$140
$180
Implied Offer Value
$188
$221
We Believe the Current Offer Meets Investors’
“Asking Price”
(1) 60% of survey respondents believe the combined company
would be worth $140 to $180 per share

Pharmaceutical M&A transactions over $15 billion in last 10 years (ranked by upfront premium paid)
Even More Compelling Deal When Valued at the Fair Value
of the Combined Company:  The “Fair Value”* of the Deal
*: Assumes fair value of $223 per
share as per page 38av c
+-.
Transaction Value Premium to Implied EV / Implied EV /
Date ($ in billions) Form of Unaffected Price LTM Revenue
(2)
LTM EBITDA
(2)
Acquiror Target
Announced Upfront
/
Total
(1)
Consideration Upfront
/
Total
(1)
Upfront
/
Total
(1)
Upfront
/
Total
(1)
4/21/14 $70 + CVR Cash / Stock 91% + CVR 10.6x + CVR 30.3x + CVR
4/23/07 $16 Cash 54% 11.3x NM
2/16/11 $20 / $24 Cash 48% / 76% 4.8x / 5.8x 17.9x / 21.4x
6/20/14 $56 Cash & Stock 42% 10.9x 25.9x
3/9/09 $41 Cash & Stock 34% 2.5x 10.3x
3/23/06 $20 Cash 33% 2.9x 12.2x
1/25/09 $68 Cash & Stock 29% 2.8x 8.2x
2/18/14 $25 Cash & Stock 27% 6.5x 34.3x
Mean $35 $36 38% 42% 6.0x 6.1x 18.1x 18.7x
Median
$25 $25 34% 34% 4.8x 5.8x 15.0x 16.8x
/
/
/
/
/
/
/
/
/
(7)
(10)
(4)
(5)
(3)
(8)
(10)
(9)
(6)
Source:
Company filings and FactSet as of 7/14/14.
Note:
Mean and median values do not include proposed Allergan / Valeant transaction.
Roche / Genetech and Novartis / Alcon transactions excluded because they were multi-stage acquisitions.
(1)
Total includes upfront and contingent payments at face value.
(2)
Implied EV based on total transaction value including contingent payments.
(3)
Valeant / Allergan unaffected date of 4/10/14.
(4)
AstraZeneca / MedImmune unaffected date of 4/12/07.
(5)
Sanofi-Aventis / Genzyme unaffected date of 7/1/10.
(6)
Based on most recent offer on 7/14/14.
(7)
Schering financials converted using 3/23/06 exchange rate of 1.198 USD / EUR.
(8)
Bayer / Schering unaffected date of 3/13/06.
(9)
Pfizer / Wyeth unaffected date of 1/22/09.
(10)
Forest Laboratories LTM revenue and EBITDA pro forma for Aptalis acquisition.

Dow Jones 04/10/2014 07/14/2014 % Change
Implied AGN
share price
Look-Through Price as
a % premium to
implied price
Fair Value as
a % premium to
implied price
S&P 500 1,833.1 1,977.1 7.9% $125.79 37.1% 77.3%
S&P 1500 Pharma 523.0 564.7 8.0% $125.93 37.0% 77.1%
Dow Jones 16,170.2 17,055.4 5.5% $123.01 40.2% 81.3%
Allergan Proxy Peers 100.0 111.4 11.4% $129.92 32.8% 71.6%

Source: FactSet.
(1) Implied Allergan share price based on relative change in index price from unaffected price of $116.63 on April 10, 2014.
(2) Per Allergan proxy statement dated March 26, 2014 (Abbott Laboratories, Amgen, Biogen Idec, Bristol-Myers Squibb, Celgene, Eli Lilly, Endo Health Solutions,
Gilead Sciences, Johnson & Johnson, St. Jude Medical, Stryker Corporation, and Valeant Pharmaceuticals). Excludes Forest  Laboratories due to acquisition by Actavis on July 1, 2014.
(2)
Peer movements since the unaffected date imply a 33% to 72%
premium over a standalone Allergan today
(1)
Even Adjusted For Peer Movements, the Offer is
a Large Premium

The Offer Represents a Large Premium to Analysts’
Pre-bid 12-Month Price Targets
The offer is a 28% to 65% premium to analysts’ 12-month price targets prior to Valeant’s initial public offer
Fair Value Median Look-Through Price
(1)
(1)
$130
$138
$145
$150
$125
$142
$135
$135
$109
$130
$135
$125
$140
$145
$124
$140
$130
$132
Prior to 4/21/2014
Broker
12-Month Target Price
Bank of America
Barclays
BMO Capital Markets
Buckingham Research Group
Cowen and Company
Credit Suisse
Goldman Sachs
Guggenheim Securities LLC
JPMorgan
Piper Jaffray
RBC Capital Markets
Sanford C. Bernstein & Co
Sterne, Agee & Leach
Stifel
SunTrust Robinson Humphrey
Susquehanna Financial Group
UBS
William Blair & Co
Median
12 mo.
Price Target
$172.50 offer as a %
premium
$223 offer as a %
premium
Median $135.00 27.8% 65.2%
Source: Bloomberg, FactSet.
Note: $172.50/share offer based on closing prices as of July 14, 2014.
(1) Currently advising Allergan on the Valeant proposal.

Valeant’s revised proposal offers substantial value to AGN
shareholders and is highly superior to AGN’s standalone value
What Valeant’s proposal offers:
$72 of cash per share
$9.01 of Valeant 2014 earnings
per AGN share
(1)
+ DARPin CVR
What standalone AGN offers:
$0 cash
2014 EPS Guidance = $5.69
Or, if $72 of cash is reinvested in
additional VRX shares at $121/share:
$15.46 of Valeant 2014 earnings
per AGN share
(2)
+ DARPin CVR
(1)
$9.01= 0.83 x 10.85 2014 Pro Forma VRX EPS
(2)
$15.46 = 1.425 x 10.85 2014 Pro Forma VRX EPS
272% increase in earnings
per AGN share

How Some Large Shareholders Are Thinking
About The Transaction

The Valeant proposal offers ~$15.50 of EPS in 2014. Allergan offers ~$14 of EPS in 2019
What Valeant’s proposal offers:
What standalone AGN offers:
2019 EPS Guidance = ~$14
$0 cash
If $72 of cash is reinvested in
additional VRX shares at $121/share:
2014 $15.46 earnings per AGN
share
(1)
+ DARPin CVR
(1)
$15.46 = 1.425 x 10.85 2014 Pro Forma VRX EPS

We Believe Valeant Offers More Value in One Year than
Standalone Allergan is Projected to Offer in Five Years

III. The Valeant Offer Satisfies the Prevailing M&A Proxy Fight Analytical Framework 47

Descriptions Score
Transaction
premium
48% premium to Allergan's unaffected closing share price of $116.63 on April 10,
2014 (see page 101 for unaffected price chart), the final trading day before
Pershing Square started to rapidly accumulate shares
Transaction
multiple
7.9x EV/LTM Revenue
22.8x EV/LTM EBITDA
43.0x LTM P/E
Unaffected
standalone price
Offer represents ~33% - 40% premium over Allergan’s standalone price today
Analyst price
targets
Valeant/Pershing Square's cash and stock offer is a 28% premium to the median
Allergan equity research analyst price target prior to Valeant/Pershing Square’s initial public offer (1)
Deal spread
Currently trading 3.2% below the offer (2)
Long-term investor
feedback
Fundamental investors reportedly seeking $180 take-out price
Source: Company SEC filings, Bloomberg, FactSet.
(1) Based on analyst price targets prior to April 21, 2014.
(2) Based on closing price of $167.02 as of July 14, 2014 close.

Adequacy of the Offer Scorecard:
Look-Through Price

Descriptions Score
Transaction
premium
91% premium to Allergan's unaffected closing share price of $116.63 on April 10,
2014 (see page 101 for unaffected price chart), the final trading day before
Pershing Square started to rapidly accumulate shares
Transaction
multiple
10.6x EV/LTM Revenue
30.3x EV/LTM EBITDA
56.3x LTM P/E
Unaffected
standalone price
Offer represents ~72% - 81% premium over Allergan’s standalone price today
Analyst price
targets
Valeant/Pershing Square's cash and stock offer is a 65% premium to the median
Allergan equity research analyst price target prior to Valeant/Pershing Square’s initial public offer (1)
Deal spread
Currently trading 25.1% below the offer (2)
Long-term investor
feedback
Fundamental investors reportedly seeking $180 take-out price
Source: Company SEC filings, Bloomberg, FactSet.
(1) Based on analyst price targets prior to April 21, 2014.
(2) Based on closing price of $167.02 as of July 14, 2014 close.

Adequacy of the Offer Scorecard:
Fair Value

Certainty of the
offer
Adequacy of the
offer
Appropriateness
of the board’s
response
Partnership with Pershing Square and action to date indicate Valeant is a serious buyer
No financing contingency; Tender offer launched; Sale of assets to comply in advance with likely HSR issues; Initiated HSR review
Investors and research analysts endorse Valeant’s operating model and the strategic merits of the deal
Offer is compelling by transaction multiples and premiums
The offer represents an attractive premium to the “unaffected”
standalone price today absent Valeant’s offer, as well as to the 12-
month analyst price targets before the initial bid
Offer meets the “asking-price” of long-term investors
Downside risk is significant
To date, the Allergan board has not responded properly by refusing to engage with Valeant to perform due diligence on the transaction proposal, and by attempting to thwart Pershing Square’s special meeting process to determine the will of shareholders

The Valeant Offer is Certain and Attractive

IV. Investors and Research Analysts Are Confident in Valeant’s Operating Model and the Strategic Combination 51 * * * * * * * * * * ****************************

Substantial Overlap of Ownership
The large percentage of Allergan shareholders who also own
Valeant stock reflects their confidence in Valeant’s currency
“We believe this deal will eventually go to AGN shareholders, who are interested in maximizing value. Given the reported over 50% overlap in VRX/AGN shareholders, we believe that most AGN shareholders are familiar enough with Valeant’s business model to invest in the combined entity.”
Alex Arfaei, BMO; “New Offer in Line With Our Expectations; Good Sale of Assets, Impressive
Presentation”, May 28, 2014:

Research Analysts’ Recommendations Suggest
that Valeant’s Stock is Undervalued
Source: Bloomberg.
Note: Most recent recommendations and price targets as of July 14, 2014.
Median analyst price target of $168 per share represents a 39%
premium to Valeant’s current share price
Broker Price Target Rec.
Aegis Capital Corp. $180 Buy
BMO Capital Markets $165 Outperform
Canaccord Genuity Corp $168 Buy
Cantor Fitzgerald Buy
CIBC World Markets $160 Sector Outperform
CRT Capital Group $170 Buy
FBR Capital Markets $153 Outperform
Guggenheim Securities LLC $178 Buy
Jefferies $154 Buy
JPMorgan $180 Overweight
Morningstar, Inc Buy
Paradigm Capital Inc $175 Buy
Piper Jaffray $151 Neutral
Stifel $165 Buy
Susquehanna Financial Group $170 Positive
TD Securities $160 Buy

Goldman Sachs was Very Bullish on Valeant Prior to Becoming
Allergan’s Advisor and Suspending Analyst Coverage
As noted in Allergan’s recent 14D-9, Goldman Sachs has
underwritten $22.35 billion of equity and debt offerings for
Valeant

Twelve days before Valeant’s initial offer for Allergan,
Goldman Sachs published a final research report on
Valeant, with a Buy rating, a $164 price target, and
placement on the firm’s “Conviction List”

Research Analysts Are Confident in Valeant’s
Operating Model and the Strategic Combination
“We believe that Valeant is in a strong position, both with respect to its base business and relative to the strategic growth opportunity that exists across the Pharmaceutical industry”
Lennox Gibbs, TD Securities; “Increased Clarity and a New Bid”, May 29, 2014:
“The CEO’s extensive management consulting experience may
provide unique insight into how to best avoid mistakes made by larger companies in the industry. For the last several years, since the merger with Biovail, Valeant has executed on an ambitious business development strategy that is unique among peers.”
William Tanner, FBR; “Allergan Bid Upped Again, and Pershing Square Goes All In for Stock--
Looks Like a Best and Final Offer to Us”, June 2, 2014:

Research Analysts Are Confident in Valeant’s Operating
Model and the Strategic Combination (Cont.)
“Whether the acquisition happens or not, however, we believe that the
Valeant business model remains valid and we do not believe that Allergan management’s allegations regarding Valeant’s strategy are valid.”
Raghuram Selvaraju, Aegis Capital; “Valeant Ups the Ante in Allergan Acquisition Bid”, May
28, 2014:
“We don’t think that Valeant promotionally starves its brands, but rather makes selective investments in highest value programs like Luzu and local
DTC…the roll-up strategy is difficult, and Valeant’s execution know-how and experience is an intangible asset that will continue to drive value, in our view.”
Irina Rivkind Koffler, Cantor Fitzgerald; “We Like Standalone Business, with AGN Upside;
Maintain BUY, Increase PT to $209”, June 2, 2014:
“Valeant has a strong track record of creating value by acquiring firms with solid product portfolios and investing only in late-stage/low-risk R&D.
Management has proven that M&A can lead to better returns than early-stage
R&D given Valeant’s ability to strip out costs.”
Stephanie Price, CIBC; “Growth on Steroids: Initiating Coverage at Sector Outperformer”, May
20, 2014:

Research Analysts Are Confident in Valeant’s Operating
Model and the Strategic Combination (Cont.)
“75% believe Valeant’s $2.7 Bn synergy target for a potential AGN acquisition is realistic.”
Chris Schott, J. P. Morgan; “Buyside Survey Results Suggest Broad Expectation of a VRX-
AGN Transaction”, May 23, 2014:
“We see the opportunity for significant cost synergies with this deal given the overlap in the VRX and AGN businesses and the possibility of tax savings given VRX's mid-single digit corporate tax rate.”
“Media-reported cost savings target of ~$2.5 bn would represent ~68% of
AGN's combined 2014 SG&A and R&D expenses but we believe this could be achieved given the significant overlap in the two companies cosmetic and ophthalmology businesses and VRX's strong track record in achieving synergies from previous acquisitions. Simply removing this level of expenses from our AGN model by 2016 would suggest a DCF valuation for AGN of over $230/share, with additional upside possible when tax synergies are factored in.”
Vamil Divan, MD, Credit Suisse; “VRX Takeout Could Complete a Rapid AGN Turnaround”,
April 21, 2014:

(1)
Measured as of May 30th, 2014, other shareholders were offered an exchange ratio of 1.38 VRX shares per one AGN share. This ratio assumes AGN shareholders reinvested their cash consideration in VRX stock at the then current market price of $131 per share.
(2) ~$600mm is measured as of May 30, 2014.
Pershing Square’s All Equity Commitment Demonstrates
Confidence in the Value of the Combined Company
Pershing Square has committed to take all stock in the
transaction at an exchange ratio of 1.22659 VRX shares
per one AGN share
Pershing Square’s exchange ratio is inferior to the offer
available to other Allergan shareholders
(1)
This commitment transferred ~$600 million of immediate
value to other shareholders in the transaction
(2)
Only if the value of the combined company reaches $180
per share will the value of Pershing Square’s offer equal
that of other holders
Pershing Square’s all stock election increased cash
available to other shareholders by ~$2 billion

V. Risks in Allergan’s Business Model 59 * * * * * * * * * * *****************************

Risks in Allergan’s Business Model

Highly concentrated product portfolio
Large exposure to upcoming patent expirations
Large price increases have significantly
contributed to revenue growth
Limited to any disclosure about early-stage R&D

Highly Concentrated Portfolio

Allergan’s top four drugs account for 64% of total revenue
Source: Sales for top drugs per Valeant management estimates. Total AGN sales per consensus estimates as of June 19, 2014.
Botox
32%
Restasis
16%
Lumigan
Franchise
9%
Alphagan
Franchise
7%
Other
Products
36%

High Exposure to Patent Cliffs
Allergan is currently benefiting from a window of patent
exclusivity, but by 2027 Allergan will lose exclusivity on
products comprising ~37% of current revenue
Products maintaining exclusivity or durability
(currently marketed products only, shown as a % of 2014E revenue)
Source: Allergan management commentary, Wall Street research, Pershing Square estimates. Total 2014E sales are as per Wall Street consensus estimates.
Note: Assumes 100% of revenue lost in year of patent expiration. Uses year of patent expiration in the U.S. as a proxy for global patent expirations, except for Ganfort which uses the year of patent expiration in the EU since the drug is not marketed in the U.S. Assumptions for year of patent expiry by drug are Restasis 2024, Alphagan 2022, Lumigan 2027, Aczone 2016, Ganfort 2022,
Ozurdex 2024, Latisse 2024, Lastacaft 2029. Patent data per-Allergan 10-K and FDA orange book.

Risk of successful patent challenges greatest for “Life
Extension” patents
Allergan recently received negative news on Latisse, which
employs the same active ingredient used in another AGN
product, Lumigan
Allergan loses Latisse patent fight, jeopardizing up to $200M in sales
“The U.S. Court of Appeals for the Federal Circuit in Washington has
deemed a pair of Latisse patents invalid, paving the way for Novartis'
Sandoz unit and the generics maker Apotex to sell their copies. The patents on Latisse--a variation of Allergan's Lumigan, used to treat glaucoma--cover ways to apply the drug to promote eyelash growth. But that growth is a
‘known potential side effect’ of glaucoma treatments, the court ruled, rendering Allergan's patent claims obvious.”
-
Fierce Pharma; June 11, 2014

Generics Manufacturers May Challenge
Existing Patents

Patent Cliffs + Concentration = High Risk

In 2013, Allergan’s stock fell by 19% within one week, in large part due to increased risk of loss of exclusivity for Restasis, one of Allergan’s largest products
6/20/13: FDA
issues guidance
on Restasis
generic pathway
Source: Bloomberg.
Share Price Performance of AGN from 5/1/13 to 6/30/13

Acuvail
Elestat
Lastacraft
Betagan
Zymaxid
Pricing has Driven Growth

Allergan has relied on large price increases to drive revenue growth, both historically and in 2014
7-9% Price
Increases in 2014
10%+ Price
Increases in 2014
Alphagan
Combigan
Lumigan
Restasis
Aczone
Tazorac
Avage
Azalex
Source: Wolters Kluwer: Medi-Span Price Rx and Valeant management estimates.
100%+ Price
Increases in 2014
Pred-G
Pred Miled
FML Forte
Bleph-10

60%
85%
64%
18%
Allergan Durable
% of Portfolio
Valeant Durable
% of Portfolio
Allergan Top 4
Products
Valeant Top 10
Products
Valeant has a Lower Risk Product Portfolio

Valeant’s portfolio is both more durable and more diversified
Durability Product Concentration
Source: Valeant management estimates.

60%
74%
64%
29%
Standalone
Allergan
PF Allergan +
Valeant
Standalone
Allergan
PF Allergan +
Valeant

The combined drug portfolio is expected to be more durable and more diversified
Source: Valeant management estimates.
Durability Product Concentration: Top 4
Drugs % of Total Sales
More durable
More
diversified
We Believe a Combination with Valeant Reduces
Portfolio Risk

Allergan’s Black Box R&D Model

No project-level expense guidance
No guidance on expected returns from R&D
investment
Limited visibility of R&D creates uncertainty
History of losses outside of low-risk projects
Compensation program promotes R&D spending
without providing accountability for return on
investment

Limited Project Level R&D Guidance

Despite a major forecasted increase in R&D spending, Allergan has not provided guidance on major areas of increased
expenditure and the expected return on investment
“Also, as a quick reminder, I have explained on several occasions that in the coming five or so years, there will be a major step-up in
R&D from roughly $1 billion-plus this year to roughly $1.5 billion some five years from now.”
David Pyott, Allergan Chairman and CEO; Q2 2013 Earnings Call, July 31, 2013:
“And then as a second question, just wondering if -- one of the criticisms that we've heard of Allergan, at least as it relates to pipeline and the revelation of Phase II data, just wondering if there will be more disclosure around that going forward, or are we going to stick to sort of the same process of disclosure you simply -
- primarily providing information for Phase III products at medical meetings?”
Seamus Fernandez, Leerink Swann; May 12, 2014 Special Call:

Limited Project Level R&D Guidance
While the sales potential from Allergan’s R&D pipeline remains opaque, peers such as Astra Zeneca give more detailed disclosure:
Source: Astra Zeneca May 2014 investor presentation.

Limited Visibility of R&D Creates Uncertainty

“Given you had to set back both these expectations of products
[Latisse for Scalp and DARPin] since you talked about last year at your R&D day. How should we think about your commitment to this growth and are you going to have to look elsewhere to drive this? Or are you still confident that you can grow Allergan organically from a revenue and earnings standpoint?”
Shibani Malhotra, RBC Capital Markets; Q1 2013 Earnings Call, May 1, 2013:
Lack of visibility and risk inherent in an early-stage R&D model creates uncertainty for Allergan investors

Allergan’s experience with DARPin demonstrates lack of visibility and risk inherent in an early stage R&D model
“Scott, I don't mean to beat a dead horse, but if you could just provide us a little bit more color on what the magnitude of the benefit you saw over LUCENTIS. You said you did see that in some patients, maybe not in others. And what gives you confidence that the program will be delayed one to two years versus just a complete bust?”
Jami Rubin, Goldman Sachs; Q1 2013 Earnings Call, May 1, 2013:
“But if that's the case, I guess I'm a little curious, why were you so bullish on this product four months ago, five months ago? It made it seem like you had enough data to be very bullish on the product and now you're kind of saying, ‘Well, maybe, we didn't have enough information?’”
Marc Goodman, UBS; Q1 2013 Earnings Call, May 1, 2013:
Limited Visibility of R&D Creates
Uncertainty - DARPin
AGN shares fell 13% the day of Allergan’s Q1 2013 earnings call

History of Losses Outside of Low-Risk Projects 73 Source: Valeant April 2014 investor presentation.

74 Source: Valeant April 2014 investor presentation. History of Losses Outside of Low-Risk Projects

Incentives Matter
David Pyott is eligible to receive a bonus up to 25% of his base salary if the company exceeds its annual R&D spending target
The R&D target rewards Allergan executives for R&D spending
irrespective of the returns on that investment
By contrast, at Merck, management is compensated for achieving pipeline ROI and NPV goals
Poorly Designed R&D Reinvestment Compensation Target
Allergan Management Annual Bonus Targets (March 26, 2014 Proxy)
David Pyott, Allergan Chairman and CEO; Q3 2009 Earnings Call:

“Of course, R&D is not about the expenditure but it is about results.”
“Of course, R&D is not about the expenditure but it is about results.”

Allergan’s June 30th Pipeline Update Highlighted Flawed
R&D Strategy And Misunderstanding of Evolving Markets
Despite spending $1.3 billion on product acquisitions and $2.8 billion on R&D over the last three years, it remains unclear whether Allergan has any late-stage programs capable of moving the needle
Anti-VEGF DARPin
Efficacy data, to date, lack sufficient clinical differentiation vs. incumbents
Significant safety concerns persist and may ultimately preclude adoption
Two entrenched market leaders with same the mechanism-of-action (anti-VEGF) limit market penetration if approved
Broad use of Avastin a major threat to marginally differentiated, late entrants
Anti-PDGF, gene therapy and combination products in others’ pipelines competing for increasingly crowded AMD market
Semprana/Levadex
Overpaid for an asset that lacks clinical differentiation
Approval delays eroding opportunity as generics and new branded products enter market
Development of highly effective prophylactics (GCRP mAbs) may shrink opportunity
Ozuredex
Narrow label limits use to select patient sub-populations
Potential new competitor, Iluvien, as early as year-end 2014
Bimatoprost Sustained-Release
Use will be limited to patients who prefer injection in eyeball to daily drops
Outstanding pricing question: similar to generics or branded agents?

Marketed anti-VEGF Ab for wet AMD
Key pipeline product candidates for wet AMD
Source: Company filings, Clinical publications and Wall Street equity research.
(1) Data taken from Phase 3 ANCHOR study involving Q4W Lucentis
The Crowded Competitive Landscape Raises Significant
Questions About DARPin’s Market Potential That Are Amplified By
Program Delays And Marginal Phase 2 Data
(2) Data taken from Phase 3 VIEW-2 study comparing Q4W Eylea with Q4W Lucentis
(3) Data taken from 2011 CATT study that was conducted by the NEI comparing Q4W Avastin with
Q4W Lucentis
Product Company
Developmental
Status MOA
Combo With
VEGF? Efficacy Dosing regimen Safety profile
AGN 150998
(Anti-VEGF
DARPin)
Allergan/
Molecular Partners
Phase 2b
Pan anti-VEGF
DARPin
No
2.0mg dose: +8.2 letters at 16 weeks
1.0mg dose: +6.3 letters at 16 weeks
(vs +5.3 letters w/ Lucentis)
Doses at the start of trial and after 4 and
8 weeks
(vs additional doses after 12 and 16
weeks w/ Lucentis)
2.0 mg dose: Ocular Inflammation in 8%
of patients
1.0 mg dose: Ocular inflammation in
13% of patients
Fovista
Novartis/
Ophthotech
Phase 3
Anti-PDGF
aptamer
Yes
1.5mg Fovista/Lucentis: +10.6 letters at
24 weeks
(vs +6.5 letters w/ Lucentis alone)
Currently investigating once a month
regimen for first 12 months, followed by
once every two months regimen for next
12 months
No imbalances in AEs or SAEs (ocular
or systemic) and no difference in
intraocular pressure between arms
ESBA-1008
Novartis/
Alcon
Phase 2
Pan-VEGF
inhibitor
No
Phase 2 efficacy data expected in
4Q2014
Currently investigating 7 injections vs 8
injections w/ Eylea in Phase 2 study
Phase 1/2 trial showed that doses were
well tolerated as assessed by the
absence of adverse events within 7
days of injection
ALG-1001 Allegro Ophthalmics Phase 1/2
Integrin
inhibitor
No
+5 letters sustained for 3-4 months
demonstrated in subset of 15 wAMD
patients
Currently investigating regimen of three
monthly injections in six-month dose-
ranging study
No serious or significant adverse events
reported in Phase 1 human safety study
with DME patients
Ava-101 Avalanche Phase 1/2 Anti-VEGF No
Low dose: +8.7 letters after 52 weeks
High dose: +6.3 letters after 52 weeks
Currently investigating safety and
efficacy of a single injection in dose-
escalating study
Phase 2a top-line data expected in mid
2015
DE-120 Santen Phase 1/2
Dual
VEGF/PDGF
inhibitor
No
Phase 1/2 efficacy data expected in
2Q2014
Currently investigating in dose-
escalating, sequential-cohort Phase 1/2
study
Phase 1/2 safety data expected in
2Q2014
Efficacy
Product Company
Loss of <15 letters in
VA at 52 weeks
Gain of >15 letters in
VA at 52 weeks
Mean change in VA from
baseline at 52 weeks Dosing regimen
Safety profile
Lucentis
(1)
Roche/
Novartis
91% 31% +6.3 letters Once a month
Arteriothrombotic: 4.7%
Death: 1.4%
Eylea
(2)
Regeneron/
Bayer/
Santen
95% 31%
+8.9 letters
(vs +9.4 letters w/ Lucentis)
Once a month for first 3 months,
then every 2 months thereafter
Arteriothrombotic: 3.3%
(vs 3.2% for Lucentis in head-to-head)
Avastin*
(3)
Roche 94% 31%
+8.0 letters
(vs +8.5 letters w/ Lucentis)
Once a month and PRN
Arteriothrombotic: 2.1%
(vs 2.3% for Lucentis in head-to-head)
Death: 1.4%
(vs 1.3% for Lucentis in head-to-head)
*Avastin usage for wet AMD is off-label

VI. Allergan’s History of Poor Cost Management 78 XXXXXXXX

Allergan’s SG&A spending is well above other specialty and
global pharmaceutical companies
SG&A Expense as % of Total Revenue (2013)
Avg. (ex-AGN) = 26.2%

Over 800 bps above next highest peer
and over 1,200 bps above peer average
Source: Company filings, Pershing Square estimates.
Allergan’s Elevated SG&A Expense
38.5%
30.4%
29.5%
27.5%
26.5%
26.0%
22.4%
21.4%
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%
45.0%
Allergan Shire UCB SA Pfizer Merck Merck
KGaA
Valeant Actavis

Jami Rubin, Goldman Sachs; Q4 2013 Earnings Call, February 5, 2014:
Analysts Recognize the Cost Opportunity but have
Repeatedly Questioned Management's Commitment
to Solving the Problem
“You've talked about bringing your SG&A down to 35% over the last couple of years. But [I] understand why you are spending as much as you did in terms of SG&A, but are you still thinking of taking the SG&A amount down to 35%? And what do you mean by medium-term and near-
term because it's been four years now you've been saying that. How should we be thinking about it?”
“But in your contingency plans, I would imagine that there will be a lot of room to restructure, given how high your SG&A ratio is. Can you talk about how variable your costs are and how realistic it would be to bring down those costs…?”
Shibani Malhotra, RBC Capital Markets; Q4 2011 Earnings Call, February 2, 2012:
Jami Rubin, Goldman Sachs; Q2 2013 Earnings Call, July 31, 2013:
“And do you see a scenario where you could bring your SG&A ratio to the low 30s from, what 37%, 38%?”

“Maybe a last comment on SG&A, we’ve said for some
time now, we expect this to gradually trend down into
the mid-30s. As a company, we’ve historically been
very high.”
David Pyott, Allergan Chairman and CEO; Q3 2010 Earnings Call, Nov. 1, 2010:
“Going back to SG&A leverage, we've always stated that
our target in the midterm is the mid-30s, so I'd reiterate
that. And clearly, this is not by cutting. It just means the rate of increase for SG&A is lower than the rate of sales
growth.”
David Pyott, Allergan Chairman and CEO; Q4 2013 Earnings Call, Feb. 5, 2014:

“Well, clearly, we’ve stated over the years that
gradually, the SG&A rates will come down into the
mid-30s.”
David Pyott, Allergan Chairman and CEO; Q4 2011 Earnings Call, Feb. 2, 2012:
SG&A Ratio
2010: 40%
2011: 40%
2013: 39%
Source: Company filings.
Allergan Management has Admitted that SG&A is
“Very High” but has not Made Meaningful Progress
Solving the Problem

“I think this will be more a case of evolution versus revolution.”
David Pyott, Allergan Chairman and CEO; Response on Q3 2010 Earnings Call:
“And one more big-picture question, I guess, for David. You talked a little bit about going to SG&A levels of sort of 35% over time, anything structurally that you're planning for next year?”
David Buck, Buckingham; Question on Q3 2010 Earnings Call, November 1, 2010:
“You're quite right that we've had very high SG&A ratios relative to the rest of the industry… So the good news is that we have a lot more room for maneuver than most companies, and that will be helpful as we start doing that form of scenario planning.”
David Pyott, Allergan Chairman and CEO; Q2 2013 Earnings Call, July 31, 2013:
Allergan Management has Admitted that SG&A is
“Very High” but has not Made Meaningful Progress
Solving the Problem (Cont.)

VII. Allergan’s Poor Track Record of Allocating Capital 83

Allergan has a Poor Track Record of Allocating Capital 84 Flawed capital allocation framework Questionable business development track record Excess cash balances

“For David and for Jeff, what's your philosophy on having a net cash position and whether you think that's ideal?”
“Can management better serve investors by maybe being more
aggressive with cash deployment and maybe even taking advantage of some of these lower rates near term?”
Gregg Gilbert, BofA Merrill Lynch; Q1 2012 Earnings Call, May 2, 2012:
Frank Pinkerton, SunTrust Robinson; Q1 2011 Earnings Call, May 4, 2011:
“My question is with respect to your capital allocation strategies.
Wondering if you could provide an update now especially given your large cash balance and also your decision to potentially divest your obesity franchise.”
Louise Chen, Guggenheim Securities; Q3 2012 Earnings Call, October 30, 2012:

Analysts have Repeatedly Questioned Allergan’s
Capital Allocation Strategy

“I was wondering though if you and the board are open to deals that create economic value and add to franchise value even if they don't meet that [10%]
revenue growth threshold?”
Gregg Gilbert, Bank of America; Question on Q3 2013 Earnings Call, October 29, 2013:
David Pyott, Allergan Chairman and CEO; Response on Q3 2013 Earnings Call:
Allergan’s interest in acquisitions seems to be motivated by growth for growth’s sake rather than shareholder value creation
“…we would have no interest in buying, and I'll exaggerate, a product or a company that were only growing 2% or 3%, because all we do would be diluting our already really strong internal performance.”
David Pyott, Allergan Chairman and CEO; Q4 2013 Earnings Call, February 5, 2014:

Flawed Capital Allocation Framework: M&A
“Then your question on profile of potential companies, clearly, we're looking to franchises that have growth potential because Allergan is a growth company.”

Capital return program is not designed to create shareholder value
Allergan’s buyback program aims only to offset the dilution from stock based compensation – Valuation is not a consideration
Did not buy back shares last year when the stock fell to the $80-$90 per share range and stayed in that range for several months
“Well, maybe ending with the easiest part. On share repurchase, over a long period of time, our goal has been to hold the share count roughly flat. We'll go up and down at the margin quarter-to-quarter, so the treasury is on the other side, if you like of the dilution caused by employees appropriately exercising their stock options.”
David Pyott, Allergan Chairman and CEO; Q4 2013 Earnings Call, February 5, 2014:
Flawed Capital Allocation Framework:
Share Buybacks

“And I think you as investors would prefer that we find good-return assets like that versus the very modest levels of return we can get by investing in the capital markets where, obviously, right now, the returns are very, very low indeed.”
David Pyott, Allergan Chairman and CEO; Q3 2012 Earnings Call, October 30, 2012:
“We have sufficient liquidity on our balance sheet that enables us to be proactive with respect to business development activities. Finding smaller opportunities that are very focused, you've noted, I'm sure, that we've been fairly active and aggressive in those areas. Finding that larger opportunity is a bit tougher and we're very disciplined how we go about it.”
Jeff Edwards, Allergan CFO; Q1 2011 Earnings Call, May 4, 2011:

Management has Highlighted M&A as a Primary
Use of Cash in the Past

Allergan has Historically Not Been Able to
Identify Attractive Acquisition Targets

“It would seem obvious to many of us that you should be hoping or seeking to leverage your balance sheet more aggressively. But when we talked to investors, some argue that there aren't actually many assets available in your therapeutic categories or in aesthetic and derm. So it's an issue that you'd like to be more aggressive, but can't find the assets?”
Ken Cacciatore, Cowen & Company; Q3 2013 Earnings Call, October 29, 2013:
Between 2011 and 2013, Allergan generated $4.4bn of cash from operations but invested only $1.3bn of cash in acquisitions

Allergan’s Acquisition Track Record is
Questionable – Inamed

In 2005, Allergan acquired Inamed Corporation for $3.3 billion
At the time of the acquisition, the obesity intervention business or LAP-
BAND franchise represented approximately 30% of total Inamed sales
Post-acquisition, LAP-BAND was shown to be less effective than alternative therapies and insurers stopped covering it
In 2013, Allergan sold its obesity intervention business for $110 million and recorded a $408 million pre-tax loss on the sale
~80% of the net book value
(1)
of the business was written off
In addition, sales in Inamed’s largest division, Natrelle breast aesthetics, profoundly disappointed with sales falling ~36% below
Wall Street analyst expectations by 2010
(2)
Allergan sold nearly a third of the largest business it ever acquired for
3.3% of the aggregate purchase price
Source: Company filings, press releases.
(1) Based on the book value as of 12/31/2012 related to the obesity intervention business unit.
(2) 2010 actual sales compared to analysts revenue consensus on the same year sales as of three months after the acquisition in 2006.
As the only major acquisition during David Pyott’s tenure, Inamed is not an encouraging example of management’s M&A acumen

Allergan’s Acquisition Track Record is
Questionable – Sanctura Franchise
In September 2007, Allergan acquired Esprit Pharma, whose only major product line was the Sanctura franchise, for $371 million in cash
Allergan management stated that they expected peak-year revenue from
Sanctura XR, a replacement for the original Sanctura formulation, of between $300 million and $400 million
Generic manufacturers challenged Allergan’s patents on Sanctura XR in
2009, and filed applications to market generic equivalents
In the third quarter of 2010, Allergan recorded an impairment charge related to the Sanctura franchise of $369.1 million, or 99.6% of the initial purchase price
(1)
In April of 2012, a Delaware judge ruled in favor of the generic manufacturers and declared Allergan’s Sanctura XR patents invalid
Three years after Allergan acquired Sanctura, the company recorded an impairment charge equal to the entire $371 million purchase price
Source: Company filings, press releases.
(1) Allergan 2013 10-K.

(1) Based on Allergan management estimate of peak-year sales of $500 million.
Allergan’s Acquisition Track Record is
Questionable – MAP Pharmaceuticals (Levadex)
Forty-six days after Allergan spent $872 million to acquire Levadex, the
FDA rejected Allergan’s second request to market the drug
In January 2011, Allergan and MAP Pharmaceuticals (“MAP”) established a
50/50 partnership to develop Levadex
The FDA rejected the companies’ first request to market Levadex in March
2012, citing concerns about manufacturing of the product’s inhaler
On March 1
st
, 2013, Allergan acquired MAP for $872 million
On April 16
th
, 2013, the FDA rejected Allergan’s second request to market
Levadex, citing nearly identical concerns about the inhaler
In order to improve the quality of the inhaler device, Allergan spent an additional $20 million to acquire Exemplar Pharma, maker of the inhaler
On June 30
th
, 2014, Allergan reported that the FDA had rejected Levadex a third time
While Levadex is likely to be approved at some point, Allergan has lost at least three years of peak-year market exclusivity, an estimated $1.5bn of sales , and has allowed a competing product to enter their product launch window

(1)

Allergan’s Acquisition Track Record is
Questionable – MAP Pharmaceuticals (Levadex)

“And then David and Scott, I assume that Allergan is very confident in the provability of the product on taxpayers sooner but can you talk maybe more broadly how you -- or specifically, how you protected shareholders of Allergan in the event of an undesired FDA outcome?”
David Pyott, Allergan Chairman and CEO; Response on January 23, 2013 M&A Call:
“I think on my side, if I look at the risk of delay beyond the PDUFA date, this is just normal with any program that exists whether it's our internal program or an external. And of course, in this instance, we have been the partner of MAP from the very beginning. So our team and their team has worked hand in glove. So we're very well informed.”
Gregg Gilbert, BofA Merrill Lynch; Question on January 23, 2013 M&A Call:
Allergan management took an inappropriate risk by buying MAP weeks before the Levadex FDA decision, despite working closely with MAP for years on the Levadex project
Analysts were appropriately concerned about an adverse FDA outcome:

The largest acquisitions of Pyott’s tenure have all disappointed
Allergan’s Largest Acquisitions, Using
~$5 Billion of Capital, Have All Disappointed
Semprana (Levadex)
3/23/06
99.6% of purchase price written
off as impairment charge
80% of net book value written off
Three FDA CRLs and resulting
multi-year delay has significantly
impaired the value of the asset
Sales have fallen >30% short of
expectations at the time of the
acquisition
$3.3Bn
*
$371M
$3.3Bn
*
$872M
10/16/07
3/1/13
3/23/06
Date Tx value
*Lap-Band and Natrelle were acquired as part of the Inamed acquisition

VIII. Allergan’s Shareholder Unfriendly Compensation Policies 95

Allergan’s Poorly Designed Executive
Compensation Program
Based on ISS executive compensation analysis, only 13% of David
Pyott’s total compensation in 2013 was tied to performance
ISS recently cautioned that the CEO’s level of long-term incentive compensation was high relative to peers and was not conditioned on specific performance goals
By contrast, 68% of Valeant CEO Michael Pearson’s total compensation in 2013 was performance-based incentive pay
In 2013, David Pyott received total compensation of $14.1 million while delivering 1-year TSR of 21.3%, in a year in which the S&P 500 TSR was 32.4%
The median total compensation received by CEO’s in Allergan’s proxy peer group was $14.5 million while delivering 1-year TSR of 65.8%
By contrast, Michael Pearson received total compensation of $7.0 million while delivering 1-year TSR of 96.4%, nearly three times the TSR of the S&P 500
Source: 2014 ISS reports of Allergan and its peer group as defined by the company in its proxy statement dated March 26, 2014.

Inadequate TSR Trigger (on one-time grants)
In 2012, CEO Pyott was granted 165,000 restricted stock units to
“recognize over a decade of outstanding performance”
To achieve maximum vesting, total shareholder return must be 9% over a five year period
9% is below the 10% minimum TSR Valeant must achieve for any of management’s restricted stock to vest
Time-Vested Stock Options
Time-vested options comprise nearly all of senior management’s long-
term equity compensation
The options have no performance trigger
The options are issued at the money, making them valuable even if
Allergan’s share price growth is meager over the life of the option
Allergan’s Poorly Designed Executive
Compensation Program (Cont.)

Allergan Management was Granted Options only
Months before Revised Guidance was Announced
Management’s 2014 options grant was struck at an Allergan
share price of $124 in February 2014, three months before
management chose to announce its revised guidance

This implies one of the following:
Management was under-reporting the profit potential of the
business at the time of the options grant, or
Management’s current estimate of Allergan’s long-term earnings is unrealistically high
In February, David Pyott was granted 257,756 options worth a
Black-Scholes value of $13 million
1
These options are worth $22 million at Allergan’s current $167 share price
1
(1) Option values calculated using a volatility of 27.5%.

Notably, management has not tied long-term compensation
to the new long-term financial plan

Annual Cash Incentive Compensation
Up to 200% of base salary possible if
goals are achieved
Long-Term Incentive Compensation
50% time-vested stock options
50% performance share units;
three-year annualized Total
Shareholder Return (TSR) vesting
Annualized
TSR (IRR)
% of
PSUs
vesting
Michael Pearson &
Howard Schiller
Valeant is “all in” on aligning compensation with
performance – we challenge Allergan to do the same
Allergan Has Revised Its Long-Term Plan But Not Its
Compensation Policy
<10% 0%
10% 100%
20% 200%
30% 300%
Source: Valeant 2014 proxy statement.
Valeant Management Compensation Structure :

100 IX. We Believe There is Significant Downside to Allergan’s Standalone Stock Price

Allergan’s unaffected share price is $116.63, the closing price on April 10 th
,
the day before Pershing Square began its rapid accumulation program
Allergan share price and volume from 2/25/2014 to 7/14/2014
30% Downside to AGN Shares if they Revert to
the Unaffected Share Price
Note: Chart shows Allergan’s share price, volume, and the number of shares, delta-one options, and forwards purchased by Pershing Square from February 25, 2014, the day
Pershing Square began its purchases, to July 14, 2014. Share price and volume data are as per Capital IQ.
30% downside
to unaffected
share price of
$116.63
Apr. 9-10:
No Pershing
purchases

Date Range
ADTV
1/1/2014  - 4/10/2014
4/11/2014  - 4/21/2014
4/22/2014  - 7/14/2014
2.6mm
6.8mm
4.1mm

High Trading Volume Since Initial Valeant Bid

Since Valeant’s initial bid, trading in AGN shares has exceeded
88% of the company’s float
April 22: Initial
VRX proposal
May 28: Second
VRX proposal
May 30: Third
VRX proposal
Source: Bloomberg, company filings.
Note: % of float traded excludes shares owned by Pershing Square and Valeant.

88%
(1)
of Allergan’s float has changed hands since the initial
VRX bid, likely indicating that many long-term AGN investors have sold shares
We believe selling shareholders recognize that the standalone value of Allergan is below the current AGN share price
We believe selling shareholders also recognize that value-
destructive actions taken by Allergan management to scuttle the
Valeant deal remain a risk
Recent buyers of Allergan shares likely support the transaction
Recent buyers have paid >$160 per share
We believe these buyers likely support the Valeant transaction and believe in the value creation of the business combination
We believe that recent sellers of AGN shares include long-term investors who fear that Allergan’s board and management will not act to maximize shareholder value
(1) % of float traded excludes shares owned by Pershing Square and Valeant.
Long-Term Investors See Risk

$172.50 (1) Look-Through Price

Source: FactSet.
(1) As of July 14, 2014.
Includes 252k shares sold
by David Pyott at $123.12
per share (not 10b5-1), for
total proceeds of $31mm
43%
premium
$76mm
$12mm
$27mm
$53mm
$56mm
$65mm
$21mm
$15mm
$76mm
$12mm
$223 Fair Value
84%
premium
Allergan Insiders have Sold a Significant Number of
Shares at Prices Much Lower than the Current Offer
Allergan Insider Annual Open Market Sales
1,054K Shares
338K Shares
622K Shares
156K Shares
623K Shares
176K Shares
628K Shares
689K Shares
192K Shares
108K Shares
$72
$83
$92
$103
$121
2010 2011 2012 2013 Q1 2014
Non-10b5 -1 Shares Sold (000's) 10b5 -1 Shares Sold (000's) Weighted Average Sale Price

$138.0 $49.7 $75.8 $81.3 $192.9 $62.8 $70.8 $19.8 $298.1 $70.5 $170.0 $27.1 $87.2 $90.1 $31.6 $40.6

Source: FactSet, 2013 – Q1 2014.
Note: Market cap based on basic shares outstanding.
(1) Market cap as of July 14, 2014. FRX shown as of closing price of $99.00 on June 30, 2014, the final day of trading prior to the acquisition by Actavis Plc.
23.4x
549,600 shares
WAP:  $115.29 per share
Peer Median
Market Cap
($Bn)
(1)
VRX management
exhibiting confidence in
business model
Allergan executives clearly had a far less bullish view of their stock prior to the Valeant offer
$234mm
Allergan CEO/CFO Sales Compared to Peers
Since January 2013
$63mm
$50mm
$19mm
$16mm
$12mm
$8mm
$5mm
$3mm
$2mm $2mm
$1mm
$0mm $0mm $0mm $0mm
GILD AGN BIIB BMY PFE ABT CELG STJ JNJ LLY MRK FRX ABBV AMGN SYK VRX

Allergan’s Revised Long-Term Financial Plan
On May 12
th
, in reaction to Valeant’s April 22
nd
bid,
Allergan management announced a new revised long-
term plan

We question the credibility and value creation
potential of this long-term plan

Higher Guidance Appears Driven by the Valeant Bid,
not a Fundamental Change in the Business

“And [on] many occasions, I've talked about our midterm growth aspirations being around about 10% sales growth…”
David Pyott, Allergan Chairman and CEO; Q2 2013 Earnings Call, July 31, 2013:
“Beyond 2015, we believe we'll grow revenue at the double digits…”
David Pyott, Allergan Chairman and CEO; May 12, 2014 Special Call (After Valeant’s Proposal):
Management Revenue Guidance has not Materially Changed
Source: Bloomberg Consensus.
Note: Prior to new plan estimates from May 9  , 2014 for 2014E-2015E and May 8  , 2014 for 2016E-2017E. Current estimates as of July 14  , 2014.
$7.0Bn
$7.6Bn
$8.1Bn
$8.8Bn
$7.0Bn
$7.6Bn
$8.3Bn
$9.2Bn
0.5%
1.1%
2.5%
4.7%
2014E 2015E 2016E 2017E
Prior to New Plan Current
th th th
Allergan Consensus Revenue Estimates, Before and After Revised Plan ($Bn, 2014E –2017E)

“Going back to SG&A leverage, we've always stated that our target in the midterm is the mid-30s, so I’d reiterate that.”
David Pyott, Allergan Chairman and CEO; Q4 2013 Earnings Call, February 5, 2014:
“Now we're really cranking this in terms of [SG&A] leverage. And by the end of this period, it will get to the mid- to the high-20s.”
David Pyott, Allergan Chairman and CEO; May 12, 2014 Special Call (After Valeant’s Proposal):
Source of Improved SG&A Ratio Unclear Given Modest Increase in Revenue Growth
And No Announced Major Cost Cuts
Higher Guidance Appears Driven by the Valeant Bid,
not a Fundamental Change in the Business (Cont.)

“Regarding the full year 2014, Allergan estimates… growth of between 12% and 15%, which is consistent with our aspiration of mid-
teens EPS growth.”
Jeff Edwards, Allergan CFO; Q4 2013 Earnings Call, February 5, 2014:
“…[we believe] we can achieve EPS growth of 20% on a compound annual basis over the next five years.”
David Pyott, Allergan Chairman and CEO; May 12, 2014 Special Call (After Valeant’s Proposal):
What, besides the Valeant proposal, changed in the three months between Allergan’s
February 5 , 2014 Q4 earnings conference call and the May 12 Special Call?

If Allergan were being conservative about the fundamentals of the business before the Valeant proposal, why then were insiders, including Pyott, selling shares in Q1 2014?
Higher Guidance Appears Driven by the Valeant Bid,
not a Fundamental Change in the Business (Cont.)
th th

Why is this the goal “now”?
How does raising guidance increase shareholder value?
“Our goal now is to give them most of what they want…We will raise earnings guidance further.”
David Pyott, Allergan Chairman and CEO; June 23
rd
, 2014
- Pyott as quoted by Reuters at the BIO International Convention; emphasis added

Higher Guidance Appears Driven by the Valeant Bid,
not a Fundamental Change in the Business (Cont.)

Certain analysts have increased their near-term price targets by up to 67% based on a 24% increase in EPS five years from now

Management’s increased guidance from a 15% EPS CAGR to a
20% EPS CAGR implies a 24% increase in 2019 EPS
+44%
+57%
+67%
+44%
+47%
Source: Allergan June 10, 2014 investor presentation.
(1) Represents midpoint of price target range.
The Revised Plan Does Not Support Certain
Standalone Analyst Price Target Increases…
(1)
(1)
$140
$115
$124
$135
$124
$202
$180
$207
$195
$183
$0
$50
$100
$150
$200
$250
BMO BTIG Buckingham Guggenheim Leerink Swann
Old Price Target New Price Target

…Other Analysts Question Management’s Views on the
Standalone Value of Allergan
“Allergan asserts that its current 26.8x P/E multiple is ‘Due to
Accelerated EPS Outlook from Mid-teens to Revised Guidance of
20% Five-Year EPS CAGR,’ essentially saying that there is no take-
out premium in AGN stock related to the VRX offer. Given the stock’s reaction following Valeant’s offers, we believe most investors would disagree.”
Alex Arfaei, BMO; “Will Likely Go the Distance With AGN; But Should Gain More Support”,
June 10, 2014:

Thoughts on Allergan’s Valuation Multiple
Some analysts have taken Allergan’s revised guidance and
applied AGN’s historical average P/E multiple of 22x
(1)
to arrive
at a target price.  We believe this analysis is materially flawed
We believe AGN’s historic multiple priced in several
opportunities that will disappear under the revised guidance:
Opportunity for substantial SG&A and R&D savings, starting from
SG&A ratio that is over 1,200 bps higher than the peer average
(2)
,
which are already captured in AGN’s revised guidance
Potential to reduce AGN’s relatively high tax rate, which
disappears without a tax inversion or sale to a foreign company
Premium for potential take-out, which decreases substantially under a “go-it-alone” approach, since few acquirers are willing to engage in hostile transactions
(1) Ten-year historical average twelve-month forward P/E multiple as per Bloomberg.
(2) See page 79 for comparison of Allergan’s SG&A as a % of sales to peer companies.

114 Allergan’s history of poor cost management and poorly designed management incentives should make investors question the credibility of the revised or any re-revised long-term plan

The Expected, Re-Revised Allergan Operating Plan
Allergan’s management has indicated they will re-revise their long-term guidance at the time of their Q2 earnings
announcement
The re-revised plan is reactive both to the Valeant proposal and to shareholder’s disappointment with the initial revised plan presented in May
The new plan is not credible given management’s previous
statements and actions in addressing the considerable cost
opportunity at Allergan
Any new plan further validates Valeant’s assertion that Allergan has significant waste in its SG&A and R&D spending
Allergan’s history of poor cost management indicate a lack of appropriate management oversight by the Allergan board

“We listened carefully to investors’ perspectives and heard that they would like to see us harnessing this financial strength to create even more stockholder value by, among other suggestions, either
purchasing growth-oriented companies or technologies that fit our strategy and operating model, and/or buying back Allergan stock.”
“As you know, historically we produced strong free cash flow as well and we've managed to deploy a lion’s share of that free cash flow.
The number one priority is always business development, so M&A. By all means we will continue looking aggressively for opportunities across the therapeutic areas we presently do business, but also looking for adjacencies or other specialty areas that could provide significant value.”
David Pyott, Allergan CEO, 8-K filed May 19, 2014:
Jeff Edwards, Allergan CFO, Conference call, May 12, 2014:
Management is Considering Making Acquisitions
of its Own to Thwart an Attractive Bid

Why is Now the Right Time to Make a Large
Acquisition?
We are extremely skeptical that Allergan shareholders would
be better off paying a premium for another company than
receiving a 50%+ premium in a highly strategic merger
Given Allergan’s poor M&A history, we expect shareholders
will discount the value-creation potential of any acquisition
Unlike Valeant, Allergan has no experience integrating a large acquisition
Shareholders will likely be especially leery of acquisitions of pipeline assets, which are speculative in nature and have been particularly value-destructive for Allergan in the past
Any “value-creating” acquisitions would have most likely been available for years before the Valeant bid

Source: Reuters.
“Pyott has met with investors to talk about the company’s defense, which he said could include issuing new debt to buy back shares. He said Allergan could borrow up to $10 billion without affecting its investment-grade rating, but he did not say how much the company might spend on the buybacks.”
Caroline Humer and Deena Beasly of Reuters, July 1, 2014:
Management is Also Considering a Leveraged
Buyback

Allergan has indicated that the company is contemplating a
leveraged buyback of up to $10 billion , compared to a total buyback of $2.4 billion from 2011 to Q1 2014
Allergan’s stock is currently trading at 29x 2014E earnings per share, vs. 18x for its peers
(2)
Represents 24% premium over 12-month median price target of
$135 per share before initial Valeant bid
82% premium over the three-year average price of $92 per
share
A leveraged buyback of this scale will likely have to be
conducted at a material premium to AGN’s current price
A Large Buyback at the Currently Elevated Share
Price would be Value-Destructive
Source: Interview with David Pyott (Reuters, July 1), Company filings and FactSet.
(1) Represents Allergan’s maximum borrowing capacity while retaining investment-grade rating.
(2) As of July 14, 2014. Peers from Allergan’s 2014 proxy (excluding Forest Laboratories).
(1)

Source: Company filings and Factset.
Allergan Share Buyback – Too Little, Too Late
Why didn’t Allergan buy back stock at $80-90 per share last year?
2011 2012 2013 2014
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
3 year average price: $91.80
July 14   closing
price: $167.02
Amount repurchased Stock price
82%
premium
$0.00
$20.00
$40.00
$60.00
$80.00
$100.00
$120.00
$140.00
$160.00
$180.00
$200.00
$0
$100
$200
$300
$400
$500
$600
$700
$800
$900
$1,000
$163
$136
$75
$88
$217
$332
$174
$185
$648
$0.7
$0.2 $1.4
$398
th

“Pyott said other drugmakers at the San Diego convention
‘understand that if we were to succumb to this, then somebody even bigger is next on the menu, or at least a lot of them will be afternoon snacks.’”
Is David Pyott more concerned about protecting shareholder
interests or preserving the privileges of fellow entrenched
pharmaceutical managements?
Deena Beasley of Reuters paraphrasing David Pyott at the BIO International Convention,
June 23, 2014:

Q&A
We encourage shareholders considering supporting the
Pershing Square special meeting consent solicitation to
contact D.F. King, our proxy solicitor, with any questions
about the process:
Ed McCarthy
D.F. King
(212) 269-5550
emccarthy@dfking.com